Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-255980

BLACKROCK CREDIT STRATEGIES FUND

Supplement dated July 18, 2022 to the

Prospectus and Statement of Additional Information (“SAI”),

each dated April 29, 2022

This supplement amends certain information in the Prospectus and SAI, each dated April 29, 2022, of BlackRock Credit Strategies Fund (the “Fund”). Unless otherwise indicated, all information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meanings as in the Prospectus and SAI, as applicable.

The following changes are made to the Fund’s Prospectus and SAI, as applicable:

In light of Rule 18f-4 under the Investment Company Act of 1940, as amended, all references to segregating, designating, earmarking, maintaining, setting aside or covering with cash or liquid assets with respect to derivatives transactions including, but not limited to, swaps, futures, options, short sales, when-issued securities, delayed delivery securities, forward commitments, reverse repurchase agreements, dollar rolls and forward foreign currency contracts, as applicable, are deleted from the Fund’s Prospectus and SAI.

The section of the Prospectus entitled “The Fund’s Investments—Portfolio Contents and Techniques—Short Sales” is amended to add the following:

The Fund must comply with Rule 18f-4 under the Investment Company Act with respect to its short sale borrowings, which are considered derivatives transactions under the Rule. See “Additional Risk Factors—Risk Factors in Strategic Transactions and Derivatives—Rule 18f-4 Under the Investment Company Act” in the SAI.

The section of the Prospectus entitled “The Fund’s Investments—Portfolio Contents and Techniques—When-Issued, Delayed Delivery Securities and Forward Commitment Securities” is amended to add the following:

Rule 18f-4 under the Investment Company Act permits the Fund to enter into when-issued or forward-settling securities (e.g., firm and standby commitments, including TBA commitments, and dollar rolls) and non-standard settlement cycle securities notwithstanding the limitation on the issuance of senior securities in Section 18 of the Investment Company Act, provided that the Fund intends to physically settle the transaction and the transaction will settle within 35 days of its trade date (the “Delayed-Settlement Securities Provision”). If a when-issued, forward-settling or non-standard settlement cycle security does not satisfy the Delayed-Settlement Securities Provision, then it is treated as a derivatives transaction under Rule 18f-4. See “Additional Risk Factors—Risk Factors in Strategic Transactions and Derivatives—Rule 18f-4 Under the Investment Company Act” in the SAI.

The section of the Prospectus entitled “Leverage—Reverse Repurchase Agreements” is amended to add the following:

In accordance with Rule 18f-4 under the Investment Company Act, when the Fund engages in reverse repurchase agreements and similar financing transactions, the Fund may either (i) maintain asset coverage of at least 300% with respect to such transactions and any other borrowings in the aggregate, or (ii) treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions. See “Additional Risk Factors—Risk Factors in Strategic Transactions and Derivatives—Rule 18f-4 Under the Investment Company Act” in the SAI.

The section of the Prospectus entitled “Leverage—Dollar Roll Transactions” is amended to add the following:

Rule 18f-4 under the Investment Company Act permits the Fund to enter into when-issued or forward-settling securities (e.g., dollar rolls and firm and standby commitments, including TBA commitments) and non-standard settlement cycle securities notwithstanding the limitation on the issuance of senior securities in Section 18 of the Investment Company Act, provided that the transaction meets the Delayed-Settlement Securities Provision (as defined above under “The Fund’s Investments—Portfolio Contents and Techniques—When-Issued, Delayed Delivery Securities and Forward Commitment Securities”). If a when-issued, forward-settling or non-standard settlement cycle security does not satisfy the Delayed-Settlement Securities Provision, then it is treated as a derivatives transaction under Rule 18f-4. See “Additional Risk Factors—Risk Factors in Strategic Transactions and Derivatives—Rule 18f-4 Under the Investment Company Act” in the SAI.

The section of the Prospectus entitled “Leverage—Derivatives” is amended to add the following:

Under Rule 18f-4 under the Investment Company Act, among other things, the Fund must either use derivatives in a limited manner or comply with an outer limit on fund leverage risk based on value-at-risk. See “Additional Risk Factors—Risk Factors in Strategic Transactions and Derivatives—Rule 18f-4 Under the Investment Company Act” in the SAI.

The fourth paragraph in the section of the Prospectus entitled “Risks—Leverage Risk” is deleted and replaced with the following:

The Fund may utilize leverage through investment in derivatives. See “—Strategic Transactions and Derivatives Risk.” Under Rule 18f-4 under the Investment Company Act, among other things, the Fund must either use derivatives in a limited manner or comply with an outer limit on fund leverage risk based on value-at-risk. The use of leverage may cause the Fund to liquidate portfolio positions when it may not be advantageous to do so to satisfy its obligations or to meet the applicable requirements of the Investment Company Act and the rules thereunder.

The paragraph discussing the Fund’s fundamental investment restriction on borrowing in the section of the SAI entitled “Investment Objectives and Policies—Investment Restrictions—Notations Regarding the Fund’s Fundamental Investment Restrictions” is deleted in its entirety and replaced with the following:

With respect to the fundamental policy relating to borrowing money set forth in (2) above, the Investment Company Act, including the rules and regulations thereunder, generally prohibits the Fund from borrowing money (other than certain temporary borrowings) unless immediately after the borrowing the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the Investment Company Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33 1⁄3% of the Fund’s total net assets, including assets attributable to such leverage). Certain trading practices and investments, such as reverse repurchase agreements, may be considered to be borrowings or involve leverage and thus are subject to the Investment Company Act restrictions. In accordance with Rule 18f-4 under the Investment Company Act, when the Fund engages in reverse repurchase agreements and similar financing transactions, the Fund may either (i) maintain asset coverage of at least 300% with respect to such transactions and any other borrowings in the aggregate, or (ii) treat such transactions as “derivatives transactions” and comply with Rule 18f-4 with respect to such transactions. Under the Investment Company Act, the Fund may not issue senior securities representing stock unless immediately after such issuance the value of the Fund’s total net assets is at least 200% of the liquidation value of the Fund’s outstanding senior securities representing stock, plus the aggregate amount of any senior securities representing indebtedness (effectively limiting the use of leverage through senior securities to 50% of the Fund’s total net assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on common shares unless, at the time of such declaration, the asset coverage tests described above are satisfied after giving effect to such dividend or distribution. Short-term credits necessary for the settlement of securities transactions and arrangements with respect to securities lending will not be considered to be borrowings under the policy. Practices and investments that may involve leverage but are not considered to be borrowings are not subject to the policy.

The first paragraph and the bullet point list of risks following the first paragraph in the section of the SAI entitled “Additional Risk Factors—Risk Factors in Strategic Transactions and Derivatives” are deleted in their entirety and replaced with the following:

The Fund’s use of derivative instruments involves risks different from, and possibly greater than, the risks associated with investing directly in securities and other traditional investments. There are significant risks that apply generally to derivatives transactions, including:

•

Correlation Risk—the risk that changes in the value of a derivative will not match the changes in the value of the portfolio holdings that are being hedged or of the particular market or security to which the Fund seeks exposure. There are a number of factors which may prevent a derivative instrument from achieving the desired correlation (or inverse correlation) with an underlying asset, rate or index, such as the impact of fees, expenses and transaction costs, the timing of pricing, and disruptions or illiquidity in the markets for such derivative instrument.

•

Counterparty Risk—the risk that the counterparty in a derivative transaction will be unable to honor its financial obligation to the Fund. In particular, derivatives traded in OTC markets often are not guaranteed by an exchange or clearing corporation and often do not require payment of margin, and to the extent that the Fund has unrealized gains in such instruments or has deposited collateral with its counterparties the Fund is at risk that its counterparties will become bankrupt or otherwise fail to honor their obligations. The Fund will typically attempt to minimize counterparty risk by engaging in OTC derivatives transactions only with creditworthy entities that have substantial capital or that have provided the Fund with a third-party guaranty or other credit support.

•	Credit Risk—the risk that the reference entity in a credit default swap or similar derivative will not be able to honor its financial obligations.

•	Currency Risk—the risk that changes in the exchange rate between two currencies will adversely affect the value (in U.S. dollar terms) of an investment.

•

Illiquidity Risk—the risk that certain securities or instruments may be difficult or impossible to sell at the time or at the price desired by the counterparty in connection with payments of margin, collateral, or settlement payments. There can be no assurance that the Fund will be able to unwind or offset a derivative at its desired price, in a secondary market or otherwise. It may, therefore, not be possible for the Fund to unwind its position in a derivative without incurring substantial losses (if at all). The absence of liquidity may also make it more difficult for the Fund to ascertain a market value for such instruments. Although both OTC and exchange-traded derivatives markets may experience a lack of liquidity, certain derivatives traded in OTC markets, including swaps and OTC options, involve substantial illiquidity risk. The Fund will, therefore, acquire illiquid OTC derivatives (i) if the agreement pursuant to which the instrument is purchased contains a formula price at which the instrument may be terminated or sold, or (ii) for which the Advisor anticipates the Fund can receive on each business day at least two independent bids or offers, unless a quotation from only one dealer is available, in which case that dealer’s quotation may be used. The illiquidity of the derivatives markets may be due to various factors, including congestion, disorderly markets, limitations on deliverable supplies, the participation of speculators, government regulation and intervention, and technical and operational or system failures. In addition, the liquidity of a secondary market in an exchange-traded derivative contract may be adversely affected by “daily price fluctuation limits” established by the exchanges which limit the amount of fluctuation in an exchange-traded contract price during a single trading day. Once the daily limit has been reached in the contract, no trades may be entered into at a price beyond the limit, thus preventing the liquidation of open positions. Prices have in the past moved beyond the daily limit on a number of consecutive trading days. If it is not possible to close an open derivative position entered into by the Fund, the Fund would continue to be required to make daily cash payments of variation margin in the event of adverse price movements. In such a situation, if the Fund has insufficient cash, it may have to sell portfolio securities to meet daily variation margin requirements at a time when it may be disadvantageous to do so.

•

Index Risk—if the derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index. If the index changes, the Fund could receive lower interest payments or experience a reduction in the value of the derivative to below the price that the Fund paid for such derivative.

•	Legal Risk—the risk of insufficient documentation, insufficient capacity or authority of counterparty, or legality or enforceability of a contract.

•

Leverage Risk—the risk that the Fund’s derivatives transactions can magnify the Fund’s gains and losses. Relatively small market movements may result in large changes in the value of a derivatives position and can result in losses that greatly exceed the amount originally invested.

•

Market Risk—the risk that changes in the value of one or more markets or changes with respect to the value of the underlying asset will adversely affect the value of a derivative. In the event of an adverse movement, the Fund may be required to pay substantial additional margin to maintain its position or the Fund’s returns may be adversely affected.

•	Operational Risk—the risk related to potential operational issues, including documentation issues, settlement issues, systems failures, inadequate controls and human error.

•

Valuation Risk—the risk that valuation sources for a derivative will not be readily available in the market. This is possible especially in times of market distress, since many market participants may be reluctant to purchase complex instruments or quote prices for them.

•	Volatility Risk—the risk that the value of derivatives will fluctuate significantly within a short time period.

The section of the SAI entitled “Additional Risk Factors—Risk Factors in Strategic Transactions and Derivatives” is amended to add the following sub-section:

Rule 18f-4 Under the Investment Company Act. Rule 18f-4 under the Investment Company Act permits the Fund to enter into Derivatives Transactions (as defined below) and certain other transactions notwithstanding the restrictions on the issuance of “senior securities” under Section 18 of the Investment Company Act. Section 18 of the Investment Company Act, among other things, prohibits closed-end funds, including the Fund, from issuing or selling any “senior security” representing indebtedness (unless the fund maintains 300% “asset coverage”) or any senior security representing stock (unless the fund maintains 200% “asset coverage”).

Under Rule 18f-4, “Derivatives Transactions” include the following: (1) any swap, security-based swap (including a contract for differences), futures contract, forward contract, option (excluding purchased options), any combination of the foregoing, or any similar instrument, under which the Fund is or may be required to make any payment or delivery of cash or other assets during the life of the instrument or at maturity or early termination, whether as margin or settlement payment or otherwise; (2) any short sale borrowing; (3) reverse repurchase agreements and similar financing transactions (e.g., recourse and non-recourse tender option bonds, and borrowed bonds), if the Fund elects to treat these transactions as Derivatives Transactions under Rule 18f-4; and (4) when-issued or forward-settling securities (e.g., firm and standby commitments, including to-be-announced (“TBA”) commitments, and dollar rolls) and non-standard settlement cycle securities, unless such transactions meet the Delayed-Settlement Securities Provision (as defined in the prospectus under “The Fund’s Investments—Portfolio Contents and Techniques—When-Issued Securities, Delayed Delivery Securities and Forward Commitments”).

Unless the Fund is relying on the Limited Derivatives User Exception (as defined below), the Fund must comply with Rule 18f-4 with respect to its Derivatives Transactions. Rule 18f-4, among other things, requires the Fund to adopt and implement a comprehensive written derivatives risk management program (“DRMP”) and comply with a relative or absolute limit on fund leverage risk calculated based on value-at-risk (“VaR”). The DRMP is administered by a “derivatives risk manager,” who is appointed by the Fund’s Board of Trustees (the “Board”), including a majority of the Trustees who are not “interested persons” (as defined in the Investment Company Act) (the “Independent Trustees”), and periodically reviews the DRMP and reports to the Board.

Rule 18f-4 provides an exception from the DRMP, VaR limit and certain other requirements if the Fund’s “derivatives exposure” is limited to 10% of its net assets (as calculated in accordance with Rule 18f-4) and the Fund adopts and implements written policies and procedures reasonably designed to manage its derivatives risks (the “Limited Derivatives User Exception”).

Investors should retain this supplement for future reference.

PRSAI-CREDX-0722SUP